# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Galecto, Inc., CIK 0001800315
CUSIP: 36322Q206
Title of class of securities: Common Stock, par value par value $0.00001 per share
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,000; sole dispositive power 0; shared dispositive power 397,000; aggregate amount beneficially owned 397,000 (19.99% of the class)
  Comment: The securities include 397,000 shares of common stock, par value $0.00001 per share ("Common Stock"), issuable upon conversion of 397 shares of Series C Non-Voting Convertible Preferred Stock, par value $0.00001 per share (the "Series C Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.00001 per share (the "Series B Preferred Stock"), directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of the Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Fairmount Healthcare Co-Invest V L.P. ("Co-Invest"). The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger (as defined below).
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,000; sole dispositive power 0; shared dispositive power 397,000; aggregate amount beneficially owned 397,000 (19.99% of the class)
  Comment: The securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock, and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock and (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger.
- Fairmount Healthcare Co-Invest V L.P. (CIK 0002091559): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,000; sole dispositive power 0; shared dispositive power 397,000; aggregate amount beneficially owned 397,000 (19.99% of the class)
  Comment: The securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock and exclude 3,081,000 shares of Common Stock issuable upon conversion of 3,081 shares of Series C Preferred Stock. The conversion of the shares of Series C Preferred Stock is subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock in excess of such beneficial ownership limitation. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,000; sole dispositive power 0; shared dispositive power 397,000; aggregate amount beneficially owned 397,000 (19.99% of the class)
  Comment: The securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock directly held by Fund II and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,000; sole dispositive power 0; shared dispositive power 397,000; aggregate amount beneficially owned 397,000 (19.99% of the class)
  Comment: The securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock directly held by Fund II and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value par value $0.00001 per share
Name of issuer: Galecto, Inc.
Address of issuer's principal executive offices: 75 State Street, Suite 100, Boston, Massachusetts (MA), 02109

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Fairmount Healthcare Co-Invest V L.P., a Delaware limited partnership ("Co-Invest"); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II and Co-Invest are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's and Co-Invest's portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Co-Invest is a Delaware limited partnership. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 397,000 shares of Common Stock, which include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock directly held by Fund II and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.

The aggregate purchase price of the shares of Series B Preferred Stock and Series C Preferred Stock purchased and currently owned by the Reporting Persons is $75,295,301.50. The source of the funding for the purchases of the shares of Series B Preferred Stock and Series C Preferred Stock was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of November 3, 2025, plus the shares of Common Stock issued in the Merger. The Reporting Persons' securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock directly held by Fund II and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%.

Mr. Harwin serves as a member of the board of directors of the Company (the "Board"), and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Initial Financing

In August 2025, Damora (as defined below) issued and sold an aggregate of 10,000,000 shares of Damora preferred stock to Fund II at a purchase price of $0.03 per share.

Agreement and Plan of Merger

On November 10, 2025, the Company acquired Damora Therapeutics, Inc., a Delaware corporation ("Damora"), in accordance with the terms of the Agreement and Plan of Merger, dated November 10, 2025 (the "Merger Agreement"), by and among the Company, Daylight Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("First Merger Sub"), Daylight Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub"), and Damora. Pursuant to the Merger Agreement, First Merger Sub merged with and into Damora, pursuant to which Damora was the surviving corporation and became a wholly owned subsidiary of the Company (the "First Merger"). Immediately following the First Merger, Damora merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the "Merger").

Under the terms of the Merger Agreement, following the closing of the Merger (the "Closing"), the Company will issue to the stockholders of Damora (i) 265,309 shares of the Common Stock, (ii) 16,366 shares of Series B Preferred Stock, and (iii) 4,241 shares of Series C Preferred Stock, in the case (ii) and (iii), each share of which is convertible into 1,000 shares of Common Stock, subject to certain conditions.

Pursuant to the Merger Agreement and the Purchase Agreement (as defined below), the Company has agreed to hold a stockholders' meeting to submit the following matters to its stockholders for their consideration: (i) the approval of (A) the conversion of the Series B Preferred Stock and the Series C Preferred Stock into shares of Common Stock in accordance with certain of the rules of the Nasdaq Stock Market LLC (the "Conversion Proposal") and (B) the redomicile of the Company, and (ii), if deemed necessary or appropriate by the Company or as otherwise required by law, the approval of an amendment to the certificate of incorporation of the Company to authorize sufficient shares of Common Stock for the conversion of the Series B Preferred Stock and Series C Preferred Stock issued pursuant to the Merger Agreement and the Purchase Agreement and/or to effectuate a reverse stock split of all outstanding shares of Common Stock at a reverse stock split ratio to be reasonably determined by the Company for the purpose of maintaining compliance with Nasdaq listing standards. In connection with these matters, the Company intends to file with the Securities and Exchange Commission a proxy statement and other relevant materials.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Certificates of Designation

On November 7, 2025, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Stock (the "Certificate of Designation of Series B Preferred Stock") and a Certificate of Designation of Preferences, Rights and Limitations of the Series C Preferred Stock (the "Certificate of Designation of Series C Preferred Stock," and together with the Certificate of Designation of Series B Preferred Stock, the "Certificates of Designation") in connection with the Merger and the Financing (as defined below). The Certificates of Designation provide for the issuance of shares of Series B Preferred Stock and Series C Preferred Stock, as applicable.

Holders of Series B Preferred Stock and Series C Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series B Preferred Stock and Series C Preferred Stock do not have voting rights. However, as long as any shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or Series C Preferred Stock, as applicable, (b) alter or amend the applicable Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock or Series C Preferred Stock, as applicable, (d) issue further shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, or (e) enter into any agreement with respect to any of the foregoing or, for the Series B Preferred Stock, with respect to the following. Furthermore, as long as at least 30% of the originally issued Series B Preferred Stock remains issued and outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of Series B Preferred Stock, (i) consummate a Fundamental Transaction (as defined in the Certificate of Designation of Series B Preferred Stock) or any merger or consolidation of the Company or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority of the capital stock of the Company immediately after such transaction, (ii) increase the size of the Board, (iii) without the unanimous approval of the Board, adopt, amend or repeal any written delegation of authority, policy, corporate authority matrix or similar document, framework or schedule, (iv) retain or replace the Company's independent registered accounting firm, independent compensation consultant or corporate counsel, or (v) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock and Series C Preferred Stock do not have a preference upon any liquidation, dissolution or winding-up of the Company.

Following stockholder approval of the Conversion Proposal, each share of Series B Preferred Stock will be convertible, at the option of the holder, into 1,000 shares of Common Stock and each share of Series C Preferred Stock will automatically convert into 1,000 shares of Common Stock, each subject to certain limitations, including that a holder of Series B Preferred Stock or Series C Preferred Stock is prohibited from converting shares of Series B Preferred Stock or Series C Preferred Stock, as applicable, into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock and Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation of Series B Preferred Stock and the Certificate of Designation of Series C Preferred Stock, copies of which are filed as Exhibit 99.3 and 99.4 to this Schedule 13D, respectively, and are incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Damora stockholders as of immediately prior to the Merger, including the Reporting Persons, and certain of the directors and officers of the Company as of immediately prior to the Merger entered into lock-up agreements with the Company and Damora, pursuant to which each such stockholder will be subject to a 180-day lockup on the sale or transfer of shares of Common Stock held by each such stockholder at the Closing, including those shares received by Damora stockholders in the Merger (the "Lock-up Agreements").

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

Financing

On November 10, 2025, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with the purchasers named therein (the "Investors"), including the Reporting Persons.

Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 39,641 shares of Series C Preferred Stock (the "PIPE Securities") for an aggregate purchase price of approximately $285 million (collectively, the "Financing"). The closing of the Financing occurred on November 12, 2025.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Purchase Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Financing, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Investors. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement with the SEC within 45 calendar days following the Financing Closing Date. The Company shall use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within five business days of the date the Company is notified by the SEC that the registration statement will not be reviewed (or within 60 calendar days if the SEC reviews the registration statement).

The Company has also agreed to, among other things, indemnify the Investors, their officers, directors, members, employees, partners, managers, stockholders, affiliates, investment advisors and agents under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incident to the Company's obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 1,327,212 shares of Common Stock outstanding as of November 3, 2025, plus 265,309 shares of Common Stock issued in the Merger.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include 397,000 shares of Common Stock issuable upon conversion of 397 shares of Series C Preferred Stock directly held by Fund II and exclude (i) 16,366,000 shares of Common Stock issuable upon conversion of 16,366 shares of Series B Preferred Stock directly held by Fund II, (ii) 6,560,000 shares of Common Stock issuable upon conversion of 6,560 shares of Series C Preferred Stock held directly by Fund II and (iii) 3,478,000 shares of Common Stock issuable upon conversion of 3,478 shares of Series C Preferred Stock directly held by Co-Invest. The conversion of the shares of Series B Preferred Stock and Series C Preferred stock is each subject to a beneficial ownership limitation of 19.99% of the outstanding shares of Common Stock. The securities exclude shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and Series C Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the shares of Common Stock, the beneficial ownership limitations with respect to the Series B Preferred Stock and Series C Preferred Stock will automatically reduce to 9.99%
Transactions in the class effected during the past sixty days: N/A.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over the shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger and the Financing discussed above, the Reporting Persons have not had any transactions in the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Agreement and Plan of Merger, dated November 10, 2025, by and among Galecto, Inc., Daylight Merger Sub I, Inc., Daylight Merger Sub II, LLC and Damora Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

Exhibit 99.3 Certificate of Designation of Series B Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

Exhibit 99.4 Certificate of Designation of Series C Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

Exhibit 99.5 Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 2.1 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

Exhibit 99.6 Form of Securities Purchase Agreement, dated as of November 10, 2025, by and among Galecto, Inc. and each investor listed on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

Exhibit 99.7 Form of Registration Rights Agreement, by and among Galecto, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 10.2 to Galecto, Inc.'s Current Report on Form 8-K (File No. 001-39655), filed with the SEC on November 10, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (11/17/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (11/17/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (11/17/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (11/17/2025)
- Fairmount Healthcare Co-Invest V L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (11/17/2025)
- Fairmount Healthcare Co-Invest V L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (11/17/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (11/17/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (11/17/2025)